Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

Stein Mart, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-148007, 333-160248, 333-181933, 333-214865, 333-214866) on Form S-8 of Stein Mart, Inc. of our report dated May 4, 2018, with respect to the consolidated balance sheets of Stein Mart, Inc. as of February 3, 2018 and January 28, 2017, and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended February 3, 2018, and the related notes (collectively, the “consolidated financial statements”), which report appears in the February 3, 2018 annual report on Form 10-K of Stein Mart, Inc.

/s/ KPMG LLP

Jacksonville, Florida

May 4, 2018